221 West Grand Avenue • Suite 200 • Montvale, New Jersey 07645 Tel: 201-934-5000 • Fax: 201-934-8880 • www.synvista.com

Via EDGAR Submission

January 8, 2009

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Ibolya Ignat, Staff Accountant; Mail Stop 6010

Re:	Synvista Therapeutics, Inc.
Form 10-K for the year ended December 31, 2007
Filed on March 31, 2008
File No. 001-16043

Dear Ms. Ignat:

Synvista Therapeutics, Inc. (the “Company”) hereby acknowledges receipt of the letter dated December 24, 2008 with respect to the Company’s Form 10-K for the year ended December 31, 2007.  In light of the recent holidays and vacation schedules of its staff and advisors, the Company respectfully requests that it be given until the close of business on Wednesday, January 14, 2008 to respond to the comments set forth in the letter. Please contact me at 201-818-5887 if there are any questions regarding this request.

Very truly yours,

/s/ Wendy A. Milici
Wendy A. Milici
Principal Financial Officer